January 13, 2026

To: **Lee Corporation Shareholders**

From: **Mario J. Gabelli**

RE: **Operation Fishbowl Phase 1**

Current Status

Based on public announcements there are several developments at Lee Corporation (NASDAQ:LEE, $5.00). GAMCO Investors, Inc, on behalf of its clients, beneficially owns about 13.6% of Lee's outstanding common stock.

  I.   The Good News

  Lee is raising $50 million and using the proceeds to reduce the debt owed and reducing the coupon on the remaining debt from 9% to 5% for three years.

  II.   Questionable News

  A. Lee is selling stock in a private placement for $3.25 when it was suggested that they could do a rights offering at a materially higher price per share, available to all shareholders, with a commitment for an oversubscription for publicly traded shares. Lee never responded with the method to accomplish this.

  B. Another open item – why have they not eliminated the poison pill for all shareholders? Or has it been? It seems that on the surface only one or certain organizations are able to exceed the 15% threshold that will trigger the poison pill.

We also would like disclosure of all forms of compensation both current and future including consulting fees, etc. given to the management that are retiring due to this "change of control."

We welcome all that want to view this fishbowl for the benefit of all public shareholders as well as for those that are part of the Lee ecosystem.